

Mail Stop 3030

April 7, 2011

VIA U.S. MAIL and FACSIMILE

William R. Jellison
Senior Vice President and Chief Financial Officer
DENTSPLY International Inc.
221 West Philadelphia Street
York, PA 17405-0872

> **Re: DENTSPLY International Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 18, 2011**
> **File No. 0-16211**

Dear Mr. Jellison:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations

Liquidity and Capital Resources, page 40

1. We see that the majority of your income is generated outside of the United States and that you plan to indefinitely invest outside the United States $800 million of cumulative earnings from your foreign subsidiaries. Please tell us your consideration of providing enhanced liquidity disclosures to discuss the amount of investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries to illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Consolidated Financial Statements

Note 1. Significant Accounting Policies, page 53

Accounts and Notes Receivable – Trade, page 53

2. Please revise future filings to disclose how you estimate the allowance for doubtful accounts for losses from the inability of customers to make required payments.

Litigations, Page 56

3. You disclose that the company records liabilities at the low point of the ranges for your estimates. Please explain how your accounting policy considers ASC 450-20-30-1 under which if some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, you should accrue that amount and only when no amount within the range is a better estimate than any other amount, you should accrue the minimum amount in the range.

Revenue Recognition, page 57

4. We see that you sell to distributors. Please tell us whether your revenue recognition policies differ between sales to distributors and end users.   In addition, please clarify if you have any post shipment obligation or customer acceptance provisions with your distributors and, if so, how such obligations and provisions are considered in your practices.

5. Please revise future filings to disclose how you estimate rebates offered to your customers.

Note 3 – Business Acquisitions and Investments in Affiliates, page 60

Investment in Affiliates, page 61

6. Please tell us why the company has significant influence over DIO.

Variable Interest Entities, page 61

7. We see that you are the primary beneficiary for Materialise and Zhermack. Please tell us how the notes to financial statements provide the information content applicable to public companies, which begin at FASB ASC 810-10-50-7. Please provide all of the relevant required disclosure in future filings or tell us why your current disclosure is sufficient.

Note 17. Commitments and Contingencies, page 93

Litigation, page 94

8. Please tell us how your disclosures considered the guidance in FASB ASC 450-20-50-1 through 50-5.

Exhibits 31.1 and 31.2

9. We note the following in the certifications required by Exchange Act Rule 13a-14(a):
    *   In paragraph 4, there is a parentheses missing after 15d-15(e);
    *   In paragraphs 4(b) and 5, the words internal control over financial reporting were changed to internal *controls* over financial reporting;
    *   In paragraph 4(b), the word 'our' was replaced by 'their';
    *   In paragraph 4(c), the phrase '(the registrant's fourth fiscal quarter in the case of an annual report) is missing; and
    *   In paragraph 5, the phrase '(or persons performing the equivalent functions)' is missing.

    In future filings, please revise the certification so that it is consistent with the language in Item 601(b)(31)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664, Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant